

November 22, 2021

Ranjit Gupta
Chief Executive Officer
Azure Power Global Limited
5th Floor, Southern Park, D-II
Saket Place, Saket, New Delhi 110017
India

> **Re: Azure Power Global Limited**
> **Post-Effective Amendment No. 1 to Registration Statement on Form F-3**
> **Filed November 10, 2021**
> **File No. 333-249479**

Dear Mr. Gupta:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form F-3

General

1. We note that the Form F-3 declared effective on October 23, 2020 registered the primary offering of up to $250 million of equity shares, debt securities and warrants and that you seek to now also register the offer and sale of rights via post-effective amendment. Please disclose the reasons for filing this post-effective amendment and explain why you believe you are able to register the offer and sale of rights now in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities act Rules Compliance and Disclosure Interpretation 210.01.

2.   We note you filed your Form 20-F for the fiscal year ended March 31, 2021 on July 28, 2021. Please revise the registration statement to include updated financial statements and file an updated auditor's consent. Refer to Rule 8-08 of Regulation S-X. Please also update the financial and other information presented throughout the prospectus, including the date of the prospectus on the prospectus cover page, references to your annual report for the fiscal year ended March 31, 2020 and disclosures under "Capitalization," "Description of Equity Shares" and "Selling Shareholders."

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: John Nelson Chrisman